Via Edgar

October 6, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Krebs, Special Counsel
Kate Beukenkamp, Attorney Adviser
Larry Spirgel, Assistant Director
Claire DeLabar, Senior Staff Accountant
Terry French, Accountant Branch Chief

Re:	Safety Quick Lighting & Fans Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 1, 2014, as amended August 5, 2014 and September 22, 2014
File No. 333-197821

Ladies and Gentlemen:

On behalf of Safety Quick Lighting & Fans Corp. (the “Company”), we are writing to respond to the comments raised in the letter, dated October 2, 2014, from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 filed with the Commission on August 1, 2014, as amended August 5, 2014 and September 22, 2014 (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed the amended Registration Statement with the Commission. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

General

Comment 1.	We have considered your response to comment 1 from our letter dated August 28, 2014. Please tell us why you are registering all of the company’s outstanding common shares and all shares underlying convertible and exchangeable securities. For the shares being registered that were not part of the notes and warrants offerings, tell us when and how the shareholders received their shares.
Response:

In response to your first inquiry within this comment, as stated in the Registration Statement, the Company is obligated to file a registration statement covering the shares of its common stock underlying the Notes and Warrants sold in the Notes Offering pursuant to the Registration Rights Agreements entered into between the Company and the Investors. Additionally, given the Company’s intent to seek quotation on the Over-the-Counter Bulletin Board upon effectiveness of the Registration Statement, the Company determined to include in the Registration Statement all of its issued and outstanding shares of common stock in an effort to facilitate some measure of liquidity in the market for its common stock subsequent to approval by FINRA.

In response to your second inquiry within this comment, please see the chart attached as Exhibit A hereto, which details the requested additional information regarding all shareholders, including those that did not purchase their respective securities in the Notes Offering.

Selling Shareholders, page 22

Comment 2.	Please revise the fourth paragraph to state that you have 35,500,000 shares outstanding as of August 31, 2014, rather than 63,485,919 shares outstanding.

Response:	In response to your comment, the Company has revised the Registration Statement to disclose the number of shares outstanding as of August 31, 2014 as 35,500,000. Please see the Selling Shareholders section, found on page 22 of the Registration Statement.

Comment 3.	Please identify here and under “Principal Shareholders” on page 50 the shareholders who have agreed to lock up their shares pursuant to the terms of a Lock-Up and Leak-Out Agreement. Disclose the aggregate number of shares locked-up and the date when the lock-up ends. Disclose the material terms of the Lock-Up and Leak-Out Agreement, including that shareholders may begin selling their shares prior to the end of the 24-month lock-up period upon the earlier of November 1, 2014, or the date of effectiveness of this registration statement. Explain that the ability to sell and amount of shares that shareholders may sell depends upon the then current trading price and trading volume of the company’s shares. Disclose these terms under “Lock-Up Agreements” on page 53.
Response:	In response to your comment, the Company has revised the Registration Statement to specify, for each shareholder in the Selling Shareholders table and in the Principal Shareholders table, the number of shares subject to such shareholder’s Lock-Up and Leak-Out Agreement, the date the lock-up period ends, and the percentage of trading volume for each Lock-Up and Leak-Out Agreement based on the then-current price per share of the Company’s common stock. The Company has also added additional detail to its general disclosure of the Lock-Up and Leak-Out Agreements. Please see the Selling Shareholders, Principal Shareholders and Description of Securities sections, found on pages 22, 51 and 55 of the Registration Statement, respectively, and Exhibit 10.20 in the Registration Statement.

If you have any questions relating to any of the foregoing, please contact the undersigned, or Peter J. Gennuso, Company Counsel, at (212) 908-3958.

Respectfully,

/s/ James R. Hills

James R. Hills

cc:

Rani Kohen, Chairman, Safety Quick Lighting & Fans Corp.

Peter J. Gennuso, Esq.

EXHIBIT A

	(1a)	(1b)	(1)	(2)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)
	Common Stock		Convertible Notes			Warrants					Options	Total
			2013 PPM			2013 PPM	2013 PPM			Total
Shareholder/Investor	Source	Shares	Tranche 1	Tranche 2	Total	Total	Tranche 1	Tranche 2	Total	All Warrants	Total
Dov Shiff	a	8,959,598		2,600,000	2,600,000			1,690,000	1,690,000	1,690,000		13,249,598
RNBK Holdings, LLC [Rani Kohen]	a	8,003,969			-				-	-		8,003,969
Motek 7 SQL, LLC [Hillel Bronstein]	a, e	7,771,566			-				-	-		7,771,566
DropLight LLC		-	1,500,000	900,000	2,400,000		975,000	585,000	1,560,000	1,560,000		3,960,000
David S. Nagelberg 2003 Revocable Trust DTD 7/2/03		-	1,100,000	900,000	2,000,000		715,000	585,000	1,300,000	1,300,000		3,300,000
James R. Hills	b	730,818		1,000,000	1,000,000	74,083		650,000	650,000	724,083		2,454,901
Dutchess Opportunity Fund II LP	f	1,400,000	800,000		800,000		200,000		200,000	200,000		2,400,000
Harry Mittelman Revocable Living Trust		-	1,000,000	400,000	1,400,000		650,000	260,000	910,000	910,000		2,310,000
XLR-8 (Delaware) LLC [Bob Nardelli]		-	400,000	1,000,000	1,400,000		100,000	650,000	750,000	750,000		2,150,000
Safety Investors 2014, LLC [Steven Siegelaub]		-		1,000,000	1,000,000			650,000	650,000	650,000		1,650,000
Israel Kaminsky	a	1,484,313			-				-	-		1,484,313
Thomas Ridge	d	875,000	200,000		200,000		50,000		50,000	50,000	100,000	1,225,000
Grannus Financial Advisors	f	1,000,000			-				-	-		1,000,000
Investment 2013, LLC [Steven Siegelaub]		-	776,535		776,535		194,134		194,134	194,134		970,669
301 Office Ventures, LLC [Steven Siegelaub]	d	875,000			-				-	-		875,000
Enterprise 2013, LLC [Steven Siegelaub]	b	577,046			-	185,208			-	185,208		762,254
Jacob Steinmetz - Steinmetz, Haring, Gurman & Co.	a	576,762			-				-	-		576,762
Eugene W. Kelly		-	200,000	200,000	400,000		50,000	50,000	100,000	100,000		500,000
Founding Asset Management [Chris Davis]		-	400,000		400,000		100,000		100,000	100,000		500,000
John W. Kelly		-	200,000	200,000	400,000		50,000	50,000	100,000	100,000		500,000
Konrad Habsburg		-	400,000		400,000		100,000		100,000	100,000		500,000
Michael Perillo		-		400,000	400,000			100,000	100,000	100,000		500,000
Serge Kremer		-	400,000		400,000		100,000		100,000	100,000		500,000
Tariq Masood		-	400,000		400,000		100,000		100,000	100,000		500,000
Gidon Shem-Tov	a	356,235			-				-	-		356,235
Eran Guzi	b	230,819			-	74,083			-	74,083		304,902
Keith Kurland	b	230,819			-	74,083			-	74,083		304,902
Laurie Satanosky	b	230,818			-	74,084			-	74,084		304,902
Noga Solovey	b	230,818			-	74,084			-	74,084		304,902
Dennis Sevel	b	230,819			-	74,083			-	74,083		304,902
Phillips Peter	d	200,000			-				-	-	100,000	300,000
Clive Anthony Caunter		-	200,000		200,000		50,000		50,000	50,000		250,000
David Scher and Tatiana Scher		-	100,000	100,000	200,000		25,000	25,000	50,000	50,000		250,000
Dirk Horn		-	200,000		200,000		50,000		50,000	50,000		250,000
Dutchess Global Strategies Fund LLC		-		200,000	200,000			50,000	50,000	50,000		250,000
Judith F. Krandel		-	100,000	100,000	200,000		25,000	25,000	50,000	50,000		250,000
Ami Kohen	e	200,000			-				-	-		200,000
John H. Blair III		-	160,000		160,000		40,000		40,000	40,000		200,000
Nisim Farchi	c	175,000			-				-	-		175,000
Reuven Arie Shomrat	c	175,000			-				-	-		175,000
Avishay Rubin	b	115,409			-	37,042			-	37,042		152,451
The Nikko Trust [P. Habsburg]		-	120,000		120,000		30,000		30,000	30,000		150,000
Igal Marom	a	127,227			-				-	-		127,227
Debra Shore		-	100,000		100,000		25,000		25,000	25,000		125,000
Gregory J. Attorli and Debra Shore JTWROS		-	100,000		100,000		25,000		25,000	25,000		125,000
Christopher Lahiji		-		80,400	80,400			20,100	20,100	20,100		100,500
David Usha	d	100,000			-				-	-		100,000
Murray Lee	d	100,000			-				-	-		100,000
Patty Barron	d	100,000			-				-	-		100,000
Pepi Kohen	e	100,000			-				-	-		100,000
R. Michael Stunden		-	80,000		80,000		12,000		12,000	12,000		92,000
Carol Morton		-	40,000		40,000		6,000		6,000	6,000		46,000
Adam Feren	c	20,000			-				-	-		20,000
Ayal Bitton	c	20,000			-				-	-		20,000
Big Hit Exporation, LLC [Stephen Golding]	c	20,000			-				-	-		20,000
Harriet Rosenberg	c	20,000			-				-	-		20,000
Henry Garofalo	c	20,000			-				-	-		20,000
Irene Schuster	c	20,000			-				-	-		20,000
Kelsi Rosneberg	c	20,000			-				-	-		20,000
Lori Feren	c	20,000			-				-	-		20,000
Murray Reffsin	c	20,000			-				-	-		20,000
Pamela Siegelaub	c	20,000			-				-	-		20,000
Robert & Arlene Feldman	c	20,000			-				-	-		20,000
Robert Wald	c	20,000			-				-	-		20,000
Tramel Exploration, LLC [Martin and Meg Thirer]	c	20,000			-				-	-		20,000
Jacob Nagar	a	16,964			-				-	-		16,964
Max Rosneberg	c	16,000			-				-	-		16,000
Betsy Siegelaub	c	10,000			-				-	-		10,000
John Lawrence Sr	c	10,000			-				-	-		10,000
Karen Lippman	c	10,000			-				-	-		10,000
Marc Siegelaub	c	10,000			-				-	-		10,000
Veronica & Bradon Godfrey	c	10,000			-				-	-		10,000

Total		35,500,000	8,976,535	9,080,400	18,056,935	666,750	3,672,134	5,390,100	9,062,234	9,728,984	200,000	63,485,919

Columns 1a and 1b - The number of shares of common stock currently held. As indicated in Column 1a by the letters below, these shares were acquired by the shareholders:

a.	from their initial investment in Safety Quick Light LLC and upon its conversion into Safety Quick Lighting & Fans, Inc.;
b.	pursuant to the 2012 PPM (as discussed in Column 5);
c.	pursuant to a stock purchase agreement to purchase shares from a founding shareholder;
d.	as compensation for services rendered to the Company;
e.	as a transfer or gift from another shareholder; or
f.	pursuant to a stock purchase agreement with the Company.

Column 2 - Reflects the convertible notes issued by the Company on November 26, 2014 pursuant to the Notes Offering.

Column 3 - Reflects the convertible notes issued by the Company on May 8, 2014 and June 25, 2014 pursuant to the Notes Offering.

Column 4 - Includes the total of Columns 2 and 3.

Column 5 - Reflects warrants issued by the Company to certain investors who purchased shares in the Company pursuant two offerings to private investors in 2012 (collectively, the "2012 PPM"), the first of which resulted in a capital raise of $800,000 and ended on or about May 30, 2012, and the second of which resulted in a capital raise of $100,000 and ended on or about July 25, 2012.

Column 6 - Reflects the warrants issued by the Company on November 26, 2014 pursuant to the Notes Offering.

Column 7 - Reflects the warrants issued by the Company on May 8, 2014 and June 25, 2014 pursuant to the Notes Offering.

Column 8 - Includes the total of Columns 6 and 7.

Column 9 - Includes the total of Columns 5 and 8.

Column 10 - Includes options issued to certain members of our Board of Directors, as more specifically described in the S-1.

Column 11 - Includes the total of Columns 1, 4, 9, and 10.